EXHIBIT 15


                           [Jewelcor Management, Inc.
                          100 North Wilkes-Barre Blvd.
                             Wilkes-Barre, PA 18702]



VIA FEDERAL EXPRESS
-------------------

August 3, 2004

Board of Directors
Argonaut Technologies, Inc.
1101 Chess Drive
Foster City, CA  94404

To the Board of Directors:

      The enclosed letter is self-explanatory.

      I believe the Board of Directors of Argonaut Technologies, Inc. should have an independent investigation regarding Ms. Goldenstein's conduct, which I believe is justification for her termination. I hope the Board does not condone the statements made by Ms. Goldenstein during the July 29, 2004 conference call. If you have not listened to the Second Quarter 2004 Earnings Conference Call, I would suggest that you do so. The Board would also be well served by speaking to other large shareholders.

      I do not understand how the financial community can have any confidence in Ms. Goldenstein's continued employment as the CEO of this Company. Since its inception, the Company has lost approximately $81.8 million and only has approximately $14.8 million left. The Company is burning cash at an alarming rate, and in my opinion, the only light at the end of the tunnel is an oncoming train.

      Please act immediately. I would be happy to discuss this matter with you at your convenience. I can be reached at (570) 822-6277, ext. 23.

                                          Sincerely,

                                          Jewelcor Management, Inc.


                                          By:_____________________________
                                             Seymour Holtzman, Chairman